Filed by Maxtor Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Maxtor Corporation
Commission File No.: 001-16447
     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Seagate and Maxtor as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond Seagate’s or Maxtor’s control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for disc drives; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current disc drive products; and the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on October 28, 2005, and Maxtor’s Annual Report on Form 10-K/A as filed with the SEC on May 13, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on November 4, 2005. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.
     This communication is being made in respect of the proposed transaction involving Seagate and Maxtor. In connection with the proposed transaction, Seagate plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Seagate and Maxtor plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement / Prospectus will be mailed to stockholders of Seagate and Maxtor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Seagate and Maxtor through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Seagate by directing a request to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, Attention: Investor Relations (telephone: (831) 439-5337) or going to Seagate’s corporate website at www.Seagate.com, or from Maxtor by directing a request to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, Attention: VP of Investor Relations (telephone: 408-894-5000) or going to Maxtor’s corporate website at www.Maxtor.com.

     Seagate and Maxtor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Seagate’s directors and executive officers is contained in Seagate’s Annual Report on Form 10-K for the fiscal year ended July 1, 2005 and its proxy statement dated October 7, 2005, which were filed with the SEC. Information regarding Maxtor’s directors and executive officers is contained in Maxtor’s Annual Report on Form 10-K/A for the fiscal year ended December 25, 2004 and its proxy statement dated April 11, 2005, supplemental proxy statement dated May 10, 2005 and Current Report on Form 8-K dated August 24, 2005, which were filed with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
     Filed below is an electronic communication sent by Dr. C.S. Park, Maxtor’s Chairman and Chief Executive Officer, to Maxtor’s employees.

Notice:	Maxtor Corporate Announcement Maxtor Confidential

To:	All WW Maxtor Employees

From:	C.S. Park, Chairman and Chief Executive Officer

Date:	January 3, 2006

Happy New Year. I hope that you enjoyed a wonderful holiday with your families and friends.

As we begin a new year for Maxtor, I would like to share with you some of my thoughts on our planned merger with Seagate and expectations as we move through this transition period.

Maxtor has been making progress in its turnaround efforts. However, when our Board of Directors looked at the state of the hard disk drive industry, the competitive landscape, the capital required for us to remain competitive and our inherent cost structure, it was clear that we needed a bold move that would create improved value for our shareholders over a shorter time horizon than would be possible under our stand alone operating plan. This transaction will provide our investors with an immediate significant premium to the price of our stock prior to the announcement of the transaction, as well as the opportunity to share in the potential for enhanced stock valuation through the resources the combined company will bring to accelerate delivery of a broader set of innovative and cost-effective products.

The benefits of this combination are not based on the expectation of price increases to customers or the slowing of price declines. In fact, there were predictions of such effects after earlier mergers and they did not occur. This is a vigorously competitive market with large buyers able to respond without any effect on pricing. Rather, this combination has the potential to deliver better products at lower prices to customers.

News of the acquisition was well-received by the stock market. Stockholders of Maxtor, including employees in our Employee Stock Purchase Plan, benefited from an immediate increase from the day the transaction was announced. The stock price closed 2005 at $6.94, up approximately 54% since the announcement. It has been nice to note that Seagate’s stock has also risen since the news, because typically the stock price of the acquiring company falls when an acquisition is announced. This is a testament to investors’

understanding of the future potential of the combined company.

My Executive Staff and I have been communicating and plan in person meetings over the next few weeks with our business partners, both customers and suppliers, to explain the benefits of this combination and assure them of our continued support and service. Overall, they understand why we are doing this merger and have expressed their desire to work with us.

We anticipate that this transaction will close during the second half of 2006. Maxtor and Seagate shareholders will both vote on the acquisition and the stockholder meetings are expected to be held before the end of the first half of 2006. In addition, a number of regulatory approvals, both in the U.S. and overseas, will be required. These regulatory approvals will likely be the gating item in closing the transaction. Both Maxtor and Seagate have committed that they will proactively cooperate with the government agencies throughout their review processes.

Until the transaction is closed, Maxtor and Seagate will continue to run as stand alone companies. Seagate will continue to be a major competitor. Our focus over the following months must be on execution. We must ensure our customer service is better than ever. We must achieve our Annual Operating Plan for 2006. And, we must continue to win in the marketplace. Teamwork will be critical during this period and will reflect our organization’s maturity and success. This is an opportune time to deliver the best performance possible by Maxtor so that our products, service and people are the preferred choice of our customers.

While we remain competitors during this transition phase, there will be an integration planning process between Maxtor and Seagate to the extent it is legally permissible. Maxtor is in the process of establishing an integration team and legal ground rules for our integration process. We will provide you with additional information once we have finalized our plans.

Today a website regarding the acquisition will go live on Maxtor MAIN. It will include a Q&A and future updates. Employees will be able to submit questions to the site. We will do our best to keep you posted of our progress.

I want to extend my personal thanks to you for your continued dedication and hard work. It is my belief that Maxtor employees will continue to do their very best to deliver the strongest possible results to the combined company.

Best regards,

C.S. Park

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